SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 26, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

Extract of the Minutes of the Board of Directors’ Meeting,
Held on April 25, 2007

On the 25th of April, 2007, at 10:15 a.m., in Brasil Telecom S.A.’s (“BT” or “Company”) headquarters, in the city of Brasília, Federal District, at SIA SUL – ASP, Lote D, Bloco B, the following members of Brasil Telecom S.A.’s Board of Directors met: Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Suranyi, Ricardo Ferraz Torres and Antonio Cardoso dos Santos, having deliberated, unanimously, about the following matters:

(i) the election, as statutory directors, with the position defined below and with a term until September 30, 2008, it was approved unanimously. Mr. André Rizzi de Oliveira, Brazilian, married, engineer, bearer of the ID number 18952964, issued by SSP/DF and registered under CPF/MF number 135.529.508 -42, with address in the city of Brasília, Federal District, SIA SUL ASP Lote D Bloco B, was elected as Purchase and Administrative Services Officer. Mr. Fábio de Oliveira Moser, Brazilian, married, business administrator, bearer of the ID number 6180.2773, issued by IFP/RJ and registered under CPF/MF number 777.109.677 -87, with address in the city of Brasília, Federal District, at SIA SUL ASP Lote D Bloco B, was elected Corporate Governance and Corporate Business Officer. Mr. Paulo Narcélio Simões do Amaral, Brazilian, married, economist, bearer of the ID number 05798805-7, issued by IFP/RJ and registered under CPF/MF 790.422.877 -72, with address in the city of Brasília, Federal District, at SIA SUL ASP Lote D Bloco B, was elected as Chief Financial Officer and Investor Relations Officer, replacing Charles Laganá Putz, the current Chief Financial Officer and Investors Relations Officer. The positions held by Ricardo Knoepfelmacher, Chief Executive Officer, Luiz Francisco Tenório Perrone, Strategic Planning and Regulatory Affairs Officer and Francisco Aurélio Sampaio Santiago, Chief Operating Officer, remain unchanged. In light of the elections hereby deliberated, the Company’s statutory management now has the following composition:

Name	Position
Ricardo Knoepfelmacher	Chief Executive Officer
Francisco Aurélio Sampaio Santiago	Chief Operating Officer
Luiz Francisco Tenório Perrone	Strategic Planning and Regulatory Affairs Officer
Paulo Narcélio Simões do Amaral	Chief Financial Officer and Investor Relations Officer
Fábio de Oliveira Moser	Corporate Governance and Corporate Business Officer
André Rizzi de Oliveira	Purchase and Administrative Services Officer

According to the terms of the by-laws, it was also deliberated that Mr. Francisco Aurélio Sampaio Santiago will be the legal substitute of the Chief Executive Officer, Ricardo Knoepfelmacher, in the case of absence and impediment. Mr. Luiz Francisco Tenório Perrone is designated as Chief Executive Officer in the case of simultaneous absence and impediment of the Chief Executive Officer and the abovementioned substitute.

(ii) the proposal by the Company’s management to pay Interest on Shareholders’ Equity and dividends related to the fiscal year of 2006 was approved and set to May 31, 2007.

Brasília, April 25, 2007

Darwin Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões do Amaral
Name: Paulo Narcélio Simões do Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.